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                                                                    EXHIBIT (20)

December 2, 2005



Dear Shareholder:

         On November 28, 2005, one of our shareholders provided us with a copy of a letter the shareholder had received from Park GP, Inc. ("PGP"), dated November 15, 2005, in which PGP offers to purchase (the "PGP Tender Offer") up to 6,000 shares of common stock (the "Shares") of Tower Properties Company ("we," "us," or the "Company"). The PGP Tender Offer states that the price offered is $345 per Share, which amount will be reduced by any distributions declared or paid by the Company after November 1, 2005. As of November 30, 2005, there were 185,053 of our Shares issued and outstanding. The 6,000 Shares sought in the PGP Tender Offer represent approximately 3.2% of our outstanding Shares which, together with 962 Shares which PGP states that it owns, represent approximately 3.8% of our outstanding Shares. Our principal executive offices are located at 911 Main Street, Suite 100, Kansas City, Missouri 64105 and our telephone number is (816) 421-8255.

         We do not know PGP or its management, have had no negotiations with PGP and received no contact from PGP concerning the PGP Tender Offer prior to our receipt on November 28th of PGP's November 15th letter.

         Rule 14e-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires us to take one of several permissible positions with respect to the PGP Tender Offer and to communicate our position to our shareholders. The following is our position with respect to the PGP Tender offer:

         - Although the cash consideration of $345 per Share offered in the PGP Tender Offer is $5 per Share higher than the $340 per Share which is being offered by Mercury Real Estate Advisors, LLC and certain of its affiliates (collectively, "Mercury") in the pending Mercury Tender Offer for our Shares, for the procedural and other reasons set forth below, we express no opinion and remain neutral toward the PGP Tender Offer, which is one of the positions we are permitted to take under Rule 14e-2.

         - We believe that you should make your own independent investment decision with respect to accepting or rejecting the PGP Tender Offer, after seeking the advice of your own financial, tax and other advisors.

         - Although we recommend neither acceptance nor rejection of the PGP Tender Offer, we believe that if you decide that now is a good time to sell some or all of your Shares to PGP at a purchase price of $345 per Share, subject to the terms and conditions of its Tender Offer, the PGP Tender Offer may give you the opportunity to liquidate some or all of your Shares at a price that we believe is fair from a financial point of view.


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Shareholders of Tower Properties Company
December 2, 2005
Page 2

         The Company announced on October 25, 2005 that our Board of Directors had approved a proposed transaction that, if approved by our shareholders, would reduce the number of our shareholders of record to fewer than 300. This would permit the Company to file a certification with the Securities and Exchange Commission ("SEC") which would result in the suspension of our reporting obligations under the federal securities laws and thereby save significant costs and expenses associated with being a public company. This reduction in the number of our shareholders would be accomplished by proposed amendments to our Articles of Incorporation to provide for a reverse 1-for-50 stock split followed immediately by a forward 50-for-1 stock split of our Shares ("Split Transaction"), subject to shareholder approval at a special meeting of shareholders. A holder of less than 50 shares (a "Small Shareholder") immediately before the Split Transaction would receive cash in the amount of $320 per Share for each Share held immediately before the Split Transaction. A holder of 50 or more Shares (a "Large Shareholder") immediately before the Split Transaction would continue to hold the same number of Shares after the completion of such transaction and would not receive any cash payment.

         In approving the proposed Split Transaction, our Board of Directors concluded that the costs associated with being a public reporting company are not justified by the benefits in view of the limited trading activity in our Shares. A Special Committee of independent directors ("Special Committee") was appointed to represent in the Split Transaction the interests of shareholders who are not affiliated with the Company's directors, executive officers and beneficial owners of 10% or more of our outstanding Shares ("Unaffiliated Shareholders"). The Special Committee negotiated the price, terms and conditions of the Split Transaction, considered its fairness to Unaffiliated Shareholders (which includes unaffiliated Small Shareholders and unaffiliated Large Shareholders) and received a fairness opinion from its independent financial advisor, George K. Baum Advisors LLC, to the effect that the Split Transaction would be fair to the Unaffiliated Shareholders from a financial point of view. The Special Committee determined that the Split Transaction would be procedurally and substantively fair to the Unaffiliated Shareholders and recommended that our Board of Directors approve the proposed transaction. The Board of Directors also received an opinion of its financial advisor, Stern Brothers Valuation Advisors, to the effect that the cash consideration of $320 per Share to be paid in the Split Transaction to Small Shareholders would be fair to the remaining shareholders of the Company. The Board of Directors determined that the Split Transaction would be in the best interests of the Company and its shareholders and approved the proposed transaction.

         On November 8, 2005, Mercury commenced a tender offer (the "Mercury Tender Offer") to purchase up to 30,500 of our Shares tendered to Mercury prior to the expiration date of its Tender Offer, at a price of $340 per Share, net to each seller in cash. The 30,500 Shares sought by Mercury in the Mercury Tender Offer represent approximately 16.5% of our outstanding Shares, which together with 6,298 Shares which Mercury states that it owns, represent approximately 19.9% of our outstanding Shares. The expiration date of the Mercury Tender Offer is 12:00 midnight, December 7, 2005, unless Mercury extends the time period for which its Tender Offer is open, in which event the expiration date is the latest time and date at which the Mercury Tender Offer expires. The Mercury Tender Offer gives our shareholders the right to


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Shareholders of Tower Properties Company
December 2, 2005
Page 3


withdraw their Shares tendered at any time on or before the expiration date of the Mercury Tender Offer and, in addition, gives our shareholders the right to withdraw any Shares tendered which have not been accepted for payment and paid for pursuant to the Mercury Tender Offer at any time after January 6, 2006. The Mercury Tender Offer also provides that if more than 30,500 Shares are validly tendered to Mercury and not withdrawn prior to the expiration date, Mercury will purchase 30,500 Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares), based upon the total number of Shares so tendered and not withdrawn.

         We are unable to predict whether the PGP and the Mercury Tender Offers will result in the bidders purchasing a substantial number of our Shares. We note that the 36,500 Shares sought by the bidders in the Mercury and PGP Tender Offers represent approximately 74% of Shares presently beneficially owned by persons other than persons affiliated with our directors, executive officers, 10% shareholders, and the bidders, which indicates that the bidders may be unable to acquire all of the 36,500 Shares sought by them in their Tender Offers. We are also unable to determine whether the Tender Offers will reduce the number of our shareholders of record to a sufficient number below 300 to enable us to assure that we can suspend our reporting obligations under the federal securities laws. We further note that the Mercury Tender Offer is subject to a number of conditions that may or may not be satisfied or waived by Mercury, including a condition that we shall not have established a shareholders' meeting date for a proposed split of our Shares, which provides no assurance that the Tender Offer will be consummated. Mercury has confirmed to us through its legal counsel that as long as no meeting date has been established for a special meeting of our shareholders to consider the Split Transaction, the failure of such condition to the consummation of the Mercury Tender Offer shall not have been triggered. Due to the time required for us to prepare and file with the SEC a preliminary proxy statement and Schedule 13E-3 Transaction Statement with respect to the Split Transaction, and to respond to any SEC comments on such filings, we do not expect to establish the date of a special meeting of our shareholders to consider the Split Transaction until after the expiration of the Mercury Tender Offer.

         In a letter to our shareholders, dated November 21, 2005, we took the following positions with respect to the Mercury Tender Offer, depending upon the number of Shares that our shareholders own:

                  - We recommended that Small Shareholders accept Mercury's Tender Offer at $340 per Share with respect to their Shares.

                  - With respect to the acceptance or rejection by Large Shareholders of the Mercury Tender Offer, we expressed no opinion and remained neutral toward such Tender Offer.

         We made our recommendation to Small Shareholders because we continue to believe that it is in the best interests of Tower Properties and its shareholders to suspend our reporting and other obligations under the federal securities laws in order to save expenses and intend to promptly effectuate the proposed Split Transaction to accomplish this objective, and the Mercury Tender Offer provides Small Shareholders the opportunity to sell some or all of their Shares to


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Shareholders of Tower Properties Company
December 2, 2005
Page 4


Mercury under the Mercury Tender Offer at a price which is $20 higher per Share than the $320 per Share which will be paid to them in the Split Transaction, which will potentially enable the Company to achieve its corporate objective of suspending its reporting obligations under the federal securities laws with the use of less corporate funds.

         Although we continue to recommend that Small Shareholders accept Mercury's Tender Offer at $340 per Share, we express no opinion and remain neutral toward the PGP Tender Offer based on the following reasons:

         (1) The decisions of Large Shareholders (holders of 50 or more Shares) as to whether to tender or refrain from tendering their Shares under the PGP Tender Offer or the Mercury Tender Offer depend on factors personal to Large Shareholders, such as their needs for immediate liquidity, investment time horizons and tax positions.

         (2) We believe that there are greater risks in tendering your Shares under the PGP Tender Offer than there are in tendering your Shares under the Mercury Tender Offer. Although the cash consideration of $345 per Share offered in the PGP Tender Offer is $5.00 per Share (or 1.5%) higher than the $340 per Share cash consideration offered in the Mercury Tender Offer, tendering your Shares under the PGP Tender Offer has the following higher risks:

                           -        The PGP Tender Offer is made on a
                                    "first-received, first-buy" basis. Since PGP would beneficially own less than 5% of our outstanding Shares if the PGP Tender Offer is successful, the PGP Tender Offer is not subject to Section 14(d) of the Exchange Act, which includes the requirements that shareholders have certain rights to withdraw their Shares tendered to the bidder, to have their Shares purchased by the bidder on a pro-rata basis to the extent the tender offer is oversubscribed and to receive the highest price per Share paid to any shareholder tendering to the bidder. PGP has chosen not to voluntarily grant these rights to our shareholders. As a consequence:

                                    -        You have not been granted rights to
                                             withdraw your Shares tendered under
                                             the PGP Tender Offer. If any bidder
                                             should make a higher offer after
                                             you have tendered your Shares under
                                             the PGP Tender Offer, you would not
                                             have the ability to withdraw your
                                             Shares and receive the higher
                                             offering price. In contrast,
                                             Mercury's Tender Offer gives you
                                             (i) the right to withdraw your
                                             Shares tendered to Mercury at any
                                             time on or prior to the expiration
                                             date of its Tender Offer, which is
                                             midnight, December 7, 2005, or
                                             until such later time and date as
                                             Mercury extends its Tender Offer,
                                             as well as (ii) the right to
                                             withdraw your shares tendered which
                                             have not been accepted and paid for
                                             by Mercury by January 6, 2006.
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Shareholders of Tower Properties Company
December 2, 2005
Page 5


                                    -        The risk of oversubscription is
                                             higher under the PGP Tender Offer
                                             than under the Mercury Tender
                                             Offer, because a substantially
                                             smaller number of Shares is being
                                             sought by PGP (6,000) than is being
                                             sought by Mercury (30,500). If you
                                             tender your Shares under the PGP
                                             Tender Offer and PGP purchases
                                             6,000 Shares on a "first-received,
                                             first-buy" basis before the
                                             expiration date of its Tender
                                             Offer, the PGP Tender Offer gives
                                             you no right to have your Shares
                                             purchased by PGP on a pro rata
                                             basis to the extent the offer is
                                             oversubscribed. In addition, if
                                             your Shares are not purchased by
                                             PGP, your Shares may not be
                                             returned to you by PGP for an
                                             extended period of time, which
                                             would prevent you from selling your
                                             Shares in the event any bidder
                                             makes a higher offer for your
                                             Shares or the market price for the
                                             Shares increases prior to the
                                             return of your Shares. In contrast,
                                             the Mercury Tender Offer commits to
                                             purchase 30,500 shares on a pro
                                             rata basis based on the number of
                                             Shares tendered and not withdrawn
                                             as of the expiration date of its
                                             Offer.

                                    -        If you tender your Shares under the
                                             PGP Tender Offer and your Shares
                                             are purchased by PGP, PGP has made
                                             no commitment to pay you the
                                             highest price per Share paid to any
                                             tendering shareholder, if PGP
                                             subsequently determines to raise
                                             its Tender Offer price of $345 per
                                             Share. The Mercury Tender Offer
                                             contains a commitment to pay to all
                                             shareholders the highest price per
                                             Share paid to any shareholder
                                             tendering under its Tender Offer.

                           - The cash to be paid by PGP for Shares purchased under its Tender Offer is subject to equity financing. The PGP Tender Offer states that it has "equity commitments available" in excess of the maximum Shares it is willing to purchase under its Tender Offer. Tower Properties does not know the financial resources underlying PGP's available equity commitments, or the terms and conditions thereof.

                           - The PGP Tender Offer is the third tender offer made by PGP for our Shares within the past 18 months. Neither of PGP's prior tender offers was successful. On June 18, 2004, PGP made a tender offer to our shareholders to purchase 2,000 Shares at a price of $185 per Share, which represented an 18% discount to the trading price of $225 per Share at which our Shares traded on the most recent date prior to the commencement of such tender offer. On April 20, 2005, PGP made a tender offer to our shareholders to purchase 2,000 Shares at a price of $201 per Share, which represented a 27% discount to the most recent trading price of $275 per Share at which our Shares traded prior to the commencement of such tender offer. PGP stated that it owned 868 Shares

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Shareholders of Tower Properties Company
December 2, 2005
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                                    upon the commencement of the June 18, 2004
                                    tender offer and that it owned 1,017 Shares at the time of commencement of the April 20, 2005 tender offer. The present PGP Tender Offer states that PGP and its affiliates own 962 Shares prior to the commencement of this Tender Offer.

                           - However, as noted above, the Mercury Tender Offer is subject to a number of conditions that may or may not be satisfied or waived by Mercury, which provides no assurance that the Mercury Tender Offer will be consummated. The PGP Tender Offer does not contain similar conditions.

         (3) While the current trading market for our Shares is not liquid or efficient, it may potentially become less liquid and efficient in relative terms if the PGP Tender Offer, the Mercury Tender Offer or the Split Transaction is consummated.

         (4) We believe that our Shares represent a sound, long-term investment and intend to continue to operate the Company in the interests of all of our shareholders. Shareholders whose Shares are tendered and accepted under the PGP Tender Offer will no longer have a continuing interest as shareholders with respect to their Shares purchased in such Tender Offer and will not share in any future earnings and growth of the Company. To our knowledge, none of our directors, executive officers, or their affiliates currently intends to sell or tender their Shares under the PGP Tender Offer and all of such persons intend to hold their Shares. Commerce Bank, N.A., a beneficial owner in a representative capacity of more than 10% of our outstanding Shares, has advised that it expects that some clients might tender their Shares under the PGP Tender Offer, depending on their investment time horizons, liquidity needs, legal and tax considerations, and other unique circumstances.

         You should be aware that PGP's purchase of Shares under the PGP Tender Offer, Mercury's purchase of Shares under the Mercury Tender Offer and Tower Properties' purchase of Shares from Small Shareholders in the Split Transaction, if such transactions are implemented, will reduce the number of our Shares which are publicly traded, as well as the number of our shareholders. Our Shares are currently quoted on the OTC Bulletin Board. If we are able to suspend our reporting obligations under the Exchange Act, our Shares would no longer be eligible for OTC Bulletin Board trading. Although we intend to continue to make available current public information concerning the Company after ceasing to be a reporting company in order for our Shares to be considered for "pink sheets" quotations of unsolicited customer orders, there is no guarantee that our Shares will always be available for "pink sheets" trading. Suspension of our reporting obligations under the Exchange Act would substantially reduce the information required to be furnished by us to shareholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement that we furnish a proxy statement and annual report to shareholders pursuant to Section 14(a), the disclosure and substantive protections for tender offers subject to Section 14(d), and the requirements of Rule 13e-3 with respect to "going


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Shareholders of Tower Properties Company
December 2, 2005
Page 7


private" transactions, no longer applicable to us. All of the foregoing matters may have an adverse effect upon the future liquidity and market value of our remaining Shares.

         Neither Tower Properties nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations in connection with the PGP Tender Offer.

         No transactions in our Shares have been effected during the past 60 days by Tower Properties or, to the best of our knowledge, by any executive officer, director, beneficial owner of 10% or more of our outstanding Shares, or affiliate of Tower Properties.

         THE COMPANY INTENDS TO FILE A PROXY STATEMENT CONCERNING THE PROPOSED SPLIT TRANSACTION WITH THE SEC. ALL SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SPECIAL MEETING AND THE PROPOSED TRANSACTION. SHAREHOLDERS MAY OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, SHAREHOLDERS MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY THE COMPANY FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM TOWER PROPERTIES AT 911 MAIN STREET, SUITE 100, KANSAS CITY, MISSOURI 64105,
ATTENTION: INVESTOR RELATIONS. THE COMPANY WILL ALSO MAIL A COPY OF THE DEFINITIVE PROXY STATEMENT PRIOR TO THE SPECIAL MEETING TO ITS SHAREHOLDERS ENTITLED TO VOTE AT THE SPECIAL MEETING.

         THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE COMPANY'S SHAREHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN THE COMPANY IS CONTAINED IN THE COMPANY'S PROXY STATEMENT FILED WITH THE SEC ON MARCH 30, 2005. SHAREHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTERESTS OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PROXY STATEMENT WITH RESPECT TO THIS TRANSACTION WHEN IT BECOMES AVAILABLE.

                                     TOWER PROPERTIES COMPANY


                                     By:  /s/ Thomas R. Willard
                                         -------------------------------------
                                            Thomas R. Willard
                                            President and Chief
                                            Executive Officer